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[SUBMICRON SYSTEMS CORPORATION LETTERHEAD]



                                December 1, 1997




To Our Stockholders:

         I am pleased to report to you that SubMicron Systems Corporation (the "Company") has completed a $20 million private placement of its securities with Equinox Investment Partners and Celerity Partners. The financing consisted of $20 million principal amount of 12% Senior Subordinated Notes due February 1, 2002 (the "Notes") with associated Warrants to purchase approximately 6.6 million shares of Common Stock at $2.25 per share, subject to customary adjustment for changes in capitalization and below market issuances. At the same time, the Company entered into a new credit facility with Greyrock Business Credit, a division of NationsCredit Commercial Corporation. The facility permits the Company to borrow up to $15 million, limited to a borrowing base related to qualified receivables and inventories. The facility matures on November 30, 1998 and may be renewed upon the mutual agreement of the parties.

         This notice is being delivered to you at the direction of the Nasdaq Stock Market. The private placement was completed without obtaining approval of the Company's stockholders pursuant to an exemption from Nasdaq Rule 4460(i)(1) granted by Nasdaq pursuant to Rule 4460(i)(2). The Audit Committee of the Company's Board of Directors expressly approved reliance on this exemption, based on its belief that the delay is securing stockholder approval would seriously jeopardize the Company's financial viability.

         The financing was an important part of our moving forward. I am pleased with what we have accomplished in the last six months and am optimistic that we are now moving in the right direction. Set forth below are some more details about the financing.

THE NOTES

         The Notes, which are not convertible, will be subordinated to "senior indebtedness" (as defined in the Notes) and will be secured by a second lien on substantially all of the assets of the Company. At its election, the Company may pay up to half of the interest payments until January 2000 in additional Notes.

         The Notes also provide that for the first two years after closing, in the event of a payment default or over-borrowing under the Company's senior credit facility, the new investors have the right to purchase additional Notes ("Incremental Notes") up to a maximum of $4 million principal amount of such Notes. The Incremental Notes will have Warrants ("Incremental Warrants") associated with them. If the entire $4 million of Incremental Notes were purchased, the Investors would receive Incremental Warrants to purchase an aggregate of 2.9 million shares of Common Stock. The right to purchase Incremental Notes and Incremental Warrants may not be exercised without stockholder approval as long as applicable Nasdaq regulations would require such approval.



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[SUBMICRON SYSTEMS CORPORATION LETTERHEAD]


December 1, 1997
Page 2
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THE WARRANTS

         The Warrants to purchase 6.6 million shares of Common Stock represent the right to purchase approximately 20% of the Company's equity on a fully-diluted basis (assuming the exercise or conversion of all outstanding options, warrants and convertible securities). There are currently outstanding approximately 17.5 million shares of Common Stock and shares of convertible preferred stock with 2.1 million votes. The Common and preferred stock vote together as a single class. On the most conservative basis (i.e., assuming all of the Warrants were exercised and none of the Company's other outstanding securities were exercised or converted), the Warrants would represent approximately 25% of the voting power of the Company's voting securities. The Warrants provide the new investors with preemptive rights to participate in certain private issuances of securities of the Company. Such rights, like the anti-dilution provisions of the Warrants, enable the new investors, if they so choose, to maintain, not increase, their percentage ownership of the Company. The Company has granted the holders of the Warrants (or the stock ("Warrant Stock") issuable upon exercise of the Warrants) customary "demand" and "piggyback" registration rights.

OTHER MATTERS

         As long as the new investors own at least half of their Notes or Warrants (or Warrant Stock), they will have the right to designate two members of the Board of Directors. Upon certain defaults under the Notes, the new investors have the right to designate a majority of the Board; provided, however, that this right may not be exercised without stockholder approval as long as applicable Nasdaq regulations would require such approval.

         In connection with the financing, certain of the Company's executive officers generally agreed not to sell any of their Common Stock for three years from the closing. Thereafter, such officers will provide the Company with an option to purchase any shares of Common Stock they may sell in a private offering and will offer the new investors a co-sale right to participate in any private sale of shares.

         In addition, such executive officers and the Company's directors (the "Management Stockholders") have agreed to vote their shares for the designees of the new investors, including any additional directors the new investors may be entitled to designate as described above. Under certain circumstances, the Management Stockholders have also agreed to vote in favor of certain major transactions, like the sale of the Company, approved by the Board. Unless sooner terminated in accordance with their terms, all of the provisions described in this section will terminated on the tenth anniversary of the closing date.


CONCLUSION

         I believe that the financing described above is a vital part of our recovery and will substantially assist us in moving forward. While we have much work ahead of us in order to return to profitability and build stockholder value, I am very optimistic about the future.

         I appreciate the support you have shown me.


                                        Sincerely,

                                        /s/ David J. Ferran